UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14045884

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8- 51345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Vaughn Drive, Suite 302
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John T. Ryan 732 - 632 - 4147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFT Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONALD C. SIMS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/31/2017
2424732
Sworn to and subscr...
before me this
24th day of Feb., 2014

Notary Public

Signature

President & Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFT Securities, LLC

Statement of Financial Condition

December 31, 2013

With Independent Auditors' Report

Filed pursuant to Rule 17a5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CFT Securities, LLC
Table of Contents
December 31, 2013

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Member of
CFT Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CFT Securities, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CFT Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

February 17, 2014

Withum Smith + Brown, PC

CFT Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$ 298,815
Deposit held at clearing broker	250,000
Receivables from clearing organizations	256,957
Prepaid expenses	49,888
Security deposits	40,546
Property and equipment, at cost $ 151,501 net of accumulated depreciation of $ 135,811	15,690
Total assets	$ 911,896

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 182,776
Member's equity	729,120
Total liabilities and member's equity	$ 911,896

The Notes to Financial Statements are an integral part of this statement.
See accompanying notes to financial statement

1. Organization and Business

CFT Securities, LLC (the "Company") is a fully disclosed introducing securities broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is an introducing broker under the Commodity Exchange Act and is exempt from Section 4d(2) under this Act. Additionally, the Company is a member of the National Futures Association and the Municipal Securities Rulemaking Board. The Company is a Delaware Limited Liability Corporation that is wholly owned by its sole member JEMC Capital, LLC ("JEMC").

The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. J.P. Morgan Clearing Corp. ("J.P. Morgan") and RBC Capital Markets Corporation ("RBC") are the Company's clearing brokers.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

Receivables from Clearing Organizations

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, commission income is recognized when earned.

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers or any other broker dealers which the Company may utilize. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company also receives a portion of the interest earned by J.P. Morgan from the Company's clients. Such interest is accrued as earned and recorded under revenues as interest and other on the statement of income.

Client referral fees are received quarterly but are recognized as earned based upon the market value of the investment of certain assets entrusted to the Company's Investment Manager, as calculated by taking a percentage of the ending market value during every calendar quarter.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded in the statement of income. There are no income tax related penalties or interest for the period reported in these financial statements.

3. Property and Equipment

Property and equipment consists of the following:

Computer and equipment	$ 101,055
Furniture and fixtures	50,446
Less: accumulated depreciation	(135,811)
	$ 15,690

Depreciation expense was $ 8,325 for the year ended December 31, 2013.

4. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary.

5. Commitments

The Company leases office space in New Jersey under an agreement that expires on January 31, 2014. The Company executed a lease agreement at a new location in New Jersey effective January 2014 through April 30, 2018.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2013 are:

Year Ended	Amount
2014	$ 60,254
2015	53,185
2016	53,185
2017	53,185
2018	19,340
	$ 239,149

Total rent expense was $84,825 for the year ended December 31, 2013 and is reflected in rent and occupancy costs in the statement of income.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $ 622,996, which was $ 522,996 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.29 to 1.

7. Risks and Concentration

The Company has four client relationships which individually represent 13%, 14%, 17%, and 27% of the Company's gross revenues. In total, the four client relationships combined generated 71% of the Company's gross revenues for the year ended December 31, 2013.

8. Subsequent Events

The Company's management has evaluated subsequent events through the date the financial statements were available to be issued and has determined there are no events requiring recognition or disclosure in the financial statements.

CFT SECURITIES, LLC

Agreed Upon Procedures

December 31, 2013

With Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5

CFT Securities, LLC
Table of Contents
December 31, 2013

Page(s)

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
CFT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by CFT Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

WS+B

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

February 17, 2014

CFT Securities, LLC
Schedule of Assessment and Payments to the Securities Investors Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2013

General assessment	$ 5,212
Less:	
Prior year overpayment applied	-
Payments made with SIPC-6	3,150
Plus: interest due	-
Total assessment balance due, paid with Form SIPC-7	$ 2,062

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12/Par IIA Line 9)	$ 3,957,923
Adjustments to revenue to arrive at SIPC net operating revenues	(1,873,208)
SIPC net operating revenues	$ 2,084,715
General assessment @ .0025	$ 5,212

See Independent Accountants' Report.